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                                                                              FOR IMMEDIATE RELEASE
                                                                              Contact: Conway G. Ivy
SHERWIN                                                                       Vice President, Corporate
WILLIAMS                                                                       Planning and Development
     (R)                                                               NEWS:  216-566-2102
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The Sherwin-Williams Company  -  101 Prospect Avenue, N.W.  -  Cleveland, Ohio 44115  -  (216) 566-2140
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CLEVELAND, Ohio, November 6, 1995--The Sherwin-Williams Company (NYSE; SHW) and
Pratt & Lambert United, Inc. (NYSE; PLU) of Buffalo, New York, today jointly announced that they had signed a merger agreement providing for Sherwin-Williams to acquire all of the outstanding shares of Pratt & Lambert United for a cash price of $35.00 per share, or a total purchase price of approximately $400 million. Sherwin-Williams also entered into an agreement with holders of approximately 40 percent of Pratt & Lambert United's common stock,who have granted an option to Sherwin-Williams to purchase their shares for $35.00 per share.

        Under the terms of the merger agreement, Sherwin-Williams will promptly commence a cash tender offer for all outstanding common shares of Pratt & Lambert United. Shares not purchased in the tender offer will be acquired in a subsequent merger at $35.00 per share as soon as practicable after the completion of the tender offer.

        Pratt & Lambert United is principally engaged in the development, production and sale of coatings and adhesives to the dealer, mass merchandiser, home center and specialty markets. Pratt & Lambert merged with United Coatings in August 1994, creating a company with approximately $500 million in annual sales. The Company has nearly 2,000 employees.

        In announcing the agreement, John G. Breen, Chairman and Chief Executive Officer of Sherwin-Williams said, "We are pleased about the prospect of Pratt & Lambert United joining The Sherwin-Williams Company. Pratt & Lambert has been a great quality brand for independent dealers since 1849. United Coatings has been an excellent supplier to the mass merchant market. The combination of these two organizations into Sherwin-Williams will enchance our dedication, abilities and commitment to serving consumers and customers utilizing these distribution channels. Pratt & Lambert United's specialty business should also provide new growth opportunities for us. Through the merging of our efforts we expect this acquisition to add significant shareholder value in years to come."

        Joseph J. Castiglia, Pratt & Lambert United's president and chief executive officer said, "This transaction will position Pratt & Lambert United as an important contributor to the nation's most successful paint company."

        The information agent for the tender offer will be Beacon Hill Partners, Inc. (1-800-755-5001).
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